SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CHINA CORD BLOOD CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

KYG211071181

(CUSIP Number of Shares Underlying Warrants)

Albert Chen
+852 3605 8180
albert.chen@chinacordbloodcorp.com
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

CALCULATION OF FILING FEE
Transaction valuation* $4,622,180.85	Amount of filing fee $329.56

*
Estimated for purposes of calculating the amount of the filing fee only. China Cord Blood Corporation (the “Company”) is offering holders of 13,206,231 of the Company’s warrants (the “Warrants”), which consist of (i) 11,289,663 warrants initially issued in the initial public offering of the Company’s predecessor, Pantheon China Acquisition Corp. (“Pantheon”) and (ii) 1,916,568 warrants initially issued to certain of Pantheon’s founding shareholders in a private placement that closed simultaneously with its initial public offering, the opportunity to exchange such Warrants for the Company’s shares, par value $0.0001 per share (“Shares”) by tendering eight (8) Warrants in exchange for one (1) Share.  The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $71.30 for each $1,000,000 of the value of the transaction.  The transaction value was determined by using the average of the high and low prices of publicly traded Warrants on November 9, 2010, which was $0.35.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐           third-party tender offer subject to Rule 14d-1.
☑           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by China Cord Blood Corporation, a Cayman Islands company (the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 13,206,231 shares of the Company, par value $0.0001 per share (the “Shares”), to receive one (1) Share in exchange for every eight (8) of our Warrants tendered by the holders thereof. The ratio was selected by the Company to provide the holders of the Warrants with an incentive to exchange the Warrants.  The offer is subject to the terms and conditions set forth in the Offer Letter, dated November 10, 2010 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants consist of publicly traded warrants to purchase an aggregate of 11,289,663 Shares that were issued in the initial public offering of the Company’s predecessor Pantheon China Acquisition Corp. (“Pantheon”) and warrants to purchase an aggregate of 1,916,568 Shares that were issued in a private placement that closed simultaneously with the initial public offering.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company and the filing person is China Cord Blood Corporation, a Cayman Islands company.  Its principal executive offices are located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.  The Company’s telephone number is +852 3605 8180.

(b) Securities.

The securities that are the subject of this Schedule TO are 13,206,231Warrants.  The warrants are exercisable for an aggregate of 13,206,231 Shares of the Company.

(c) Trading Market and Price.

The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares, Warrants and Units” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person.  The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below.  The business address for each such person is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. and the telephone number for each such person is +852 3605 8180.

Name	Position
Ting Zheng	Chairperson of the Board and Chief Executive Officer
Albert Chen	Chief Financial Officer and Director
Mark D. Chen(1)(2)(3)	Independent Non-executive Director
Dr. Ken Lu(1)(2)(3)	Independent Non-executive Director
Jennifer J. Weng(1)(2)(3)	Independent Non-executive Director
Feng Gao	Managing Director — China Region
Yue Deng	Chief Executive Officer — Beijing Division
Rui Arashiyama	Chief Executive Officer — Guangdong Division
Xin Xu	Chief Technology Officer

(1)   Members of audit committee
(2)   Member of compensation committee
(3)   Member of nominating and corporate governance committee

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases.

Other than Warrants held by Mr. Mark D. Chen and Ms. Jennifer J. Weng, to the Company’s knowledge, no officer or director of the Company holds Warrants.  See Item 8(a) herein for more information.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer Letter under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

(b) Uses of Securities Acquired.

The securities will be retired and cancelled.

(c) Plans.

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(8) and (10). The exchange of every eight (8) Warrants pursuant to the Offer will result in the acquisition by the exchanging holder of one (1) Share of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer, including cash paid in lieu of fractional shares for Warrants tendered in the Offer.

(b) Conditions.

Not applicable.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership.

The information set forth in the Offer Letter under “The Offer, Section 5.D. Interests of Directors and Officers” is incorporated herein by reference.

(b) Securities transactions.

Neither the Company nor to the Company’s knowledge after reasonable inquiry have any of its other officers or directors engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The Company has retained Continental Stock Transfer & Trust Company (“Continental”) to act as the Depositary and Advantage Proxy (“Advantage”) to act as the Information Agent. The Company may contact holders of Warrants over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. Each of Continental and Advantage will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.	Financial Statements.

(a) Financial Information.

Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 16, 2010, as amended by Amendment No. 1 to the Company’s Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on October 20, 2010, and (ii) the Company’s financial results for the first quarter ended June 30, 2010, that were included in the Company’s Form 6-K filed with the Securities and Exchange Commission on September 10, 2010.  In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated November 10, 2010.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	Financial statements of China Cord Blood Corporation(1)
(a)(5)(B)	The Company’s Annual Report on Form 20-F filed with the SEC on July 16, 2010.

(a)(5)(C)	Amendment No. 1 to the Company’s Annual Report on Form 20-F/A filed with the SEC on October 20, 2010.
(a)(5)(D)
The Company’s Reports of Foreign Private Issuer on Form 6-K submitted to the Commission on September 10, 2010, September 13, 2010, September 15, 2010, October 7, 2010, November 4, 2010 and November 8, 2010.

(a)(5)(E)	Press Release, dated November 10, 2010.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Form of Registration Rights Agreement among Pantheon China Acquisition Corp. and the founders(2)
(d)(2)	Form of Lock-Up Agreement for Warrantholders
(d)(3)	Warrant Agreement, dated as of December 13 ,2007, by and between Pantheon China Acquisition Corp. and Continental Stock Transfer & Trust Company(2)
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

(1)
Incorporated by reference to (i) the Company’s financial statements that were filed with its Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 16, 2010, as amended by Amendment No. 1 to the Company’s Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on October 20, 2010 and (ii) the Company’s financial results for the first quarter ended June 30, 2010, that were included in the Company’s Form 6-K filed with the Securities and Exchange Commission on September 10, 2010

(2)	Incorporated by reference to Pantheon China Acquisition Corp.’s Registration Statement on Form S-1 or amendments thereto (File No. 333-136590).

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name: Albert Chen
Title: Chief Financial Officer

Date: November 10, 2010

INDEX TO EXHIBITS
Exhibit Number	Description
(a)(1)(A)	Offer Letter dated November 10, 2010.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	Financial statements of China Cord Blood Corporation(1)
(a)(5)(B)	The Company’s Annual Report on Form 20-F filed with the SEC on July 16, 2010.
(a)(5)(C)	Amendment No. 1 to the Company’s Annual Report on Form 20-F/A filed with the SEC on October 20, 2010.
(a)(5)(D)
The Company’s Reports of Foreign Private Issuer on Form 6-K submitted to the Commission on September 10, 2010, September 13, 2010, September 15, 2010, October 7, 2010, November 4, 2010 and November 8, 2010.

(a)(5)(E)	Press Release, dated November 10, 2010.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Form of Registration Rights Agreement among Pantheon China Acquisition Corp. and the founders(2)
(d)(2)	Form of Lock-Up Agreement for Warrantholders
(d)(3)	Warrant Agreement, dated as of December 13 ,2007, by and between Pantheon China Acquisition Corp. and Continental Stock Transfer & Trust Company(2)
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

(1)
Incorporated by reference to (i) the Company’s financial statements that were filed with its Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 16, 2010, as amended by Amendment No. 1 to the Company’s Annual Report on Form 20-F/A filed with the securities and Exchange Commission on October 20, 2010 and (ii) the Company’s financial results for the first quarter ended June 30, 2010, that were included in the Company’s Form 6-K filed with the Securities and Exchange Commission on September 10, 2010

(2)	Incorporated by reference to Pantheon China Acquisition Corp.’s Registration Statement on Form S-1 or amendments thereto (File No. 333-136590).